BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

The Board of Directors of BRF, at a meeting held today (February 27/2014), received the resignation request from Board members Messrs Décio da Silva, his alternate, Sergio Luiz Silva Schwartz, and Simon Cheng. The Board wishes to thank the two Directors for the support given to the BRF´s Board of Directors, special reference being made to the dedicated work of Décio da Silva for the important contribution made to the Company during his term of office, placing on record a vote of thanks to the Director.

Simon Cheng is leaving the Board and will accept an invitation from the International CEO, Pedro Faria and the Global CEO, Claudio Galeazzi to take up an executive position at BRF International Asia.

Eduardo Mufarej has been appointed to take up the vacant seat on the Board, ad-referendum of the next General Meeting, with a term of office to expire together with the other Directors as at the date of the E/AGM in 2015.  Mr. Mufarej has also been appointed as member of the Company’s Strategies and Markets Committee.

São Paulo, February 27, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer